UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF May 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Pursuant to an indenture, dated August 18, 2023, as amended by the supplemental indentures (the “September 2027 Indenture”), XINYUAN REAL ESTATE CO., LTD. (the “Company”) has decided not to pay any interest accrued and payable for the 3.0% senior notes due 2027 under the September 2027 Indenture (the “September 2027 Senior Notes”) for the interest period up to (and excluding) March 30, 2025, with grace period ending on April 30, 2025.

The Company has been in discussions with various holders of its outstanding dollar bonds, including the notes under the September 2027 Indenture (together, the “Relevant Notes”), regarding a potential restructuring of the Relevant Notes. As of May 2, 2025, the Company has reached agreement on key terms for signing the Restructuring Support Agreement in support of such restructuring transaction with bond holders representing in aggregate over approximately 45% of the principal value of the Company’s Relevant Notes.

The Company is in ongoing discussions with additional holders of the Relevant Notes and is pursuing further restructuring support from such holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: May 2, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer